Exhibit 99.1

Nano Dimension’s Highest Quarterly Revenue ever - $12.1M For Q4/2022.

Highest Yearly Revenues - 2022: $43.6M

21% Increase Over Q3/2022 and 61% Increase Over Q4/2021;

316% Increase Over Full Year 2021

Waltham, Mass, Jan. 24, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today a preview of its financial results for the fourth quarter ended December 31st, 2022, and full year ended December 31st, 2022.

On a preliminary basis, Nano Dimension reported unaudited approximated consolidated revenues of $12.1 million for the fourth quarter ended December 31st, 2022, and $43.6 million for the full year ended December 31st, 2022. Unaudited consolidated cash and deposits balances as of the same date were approximately $1,030,000,000.

The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the full year ended December 31st, 2022, based on currently available information. Because the audit for 2022 is in early stages, Nano Dimension’s final results may vary from the preliminary estimates.

In the 4th quarter of 2022, Nano Dimension generated the highest quarterly revenue in Nano Dimension’s history. It was 61% above Q4/2021 and 21% above Q3/2022.

In the full year 2022, Nano Dimension generated the highest annual revenue in Nano Dimension’s history. It was 316% above 2021 and over 1,180% above 2020.

Nano Dimension will release its full financial results for the fourth quarter and full year ended December 31st, 2022, before the Nasdaq Stock Market opens on Thursday, March 30th, 2023. Yoav Stern, Chairman and Chief Executive Officer of the Company, Yael Sandler, Chief Financial Officer of the Company, and Julien Lederman, Head of Corporate Development of the Company, will host a conference call on March 30th, 2023, at 9:00 a.m. ET, to discuss the financial results.

We encourage participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10175112/f5aecf64c0

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

A live, listen-only webcast of the call will be available at the following link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=jXYiYYF0

Those without internet access or unable to pre-register may dial in by calling:

PARTICIPANT DIAL IN (TOLL FREE): 844-695-5517

PARTICIPANT INTERNATIONAL DIAL IN: 1-412-902-6751

ISRAEL TOLL FREE: 1-80-9212373

The webcast will be archived for three months on our investor relations website at https://investors.nano-di.com/investor-relations

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its preliminary unaudited financial results for the fourth quarter ended December 31, 2022 and full year ended December 31, 2022. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

ir@nano-di.com